Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                      -------------------------------------
                               IES UTILITIES INC.
             (Exact name of registrant as specified in its charter)

                 Iowa                                      42-0331370
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                     Identification No.)

                              Alliant Energy Tower
                              200 First Street, SE
                            Cedar Rapids, Iowa 52401
                                 (319) 398-4411
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      -------------------------------------
                                Edward M. Gleason
               Vice President - Treasurer and Corporate Secretary
                               IES Utilities Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                                 (608) 252-3311
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                      -------------------------------------
                                 with a copy to:
  Benjamin F. Garmer, III, Esq.                      Richard L. Harden, Esq.
       Foley & Lardner                               Pillsbury Winthrop LLP
   777 East Wisconsin Avenue                         One Battery Park Plaza
   Milwaukee, Wisconsin 53202                       New York, New York 10004
        (414) 271-2400                                   (212) 858-1228
                      -------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                         CALCULATION OF REGISTRATION FEE
================================================================================
  Title of                         Proposed         Proposed
  each class         Amount         maximum      maximum aggregate   Amount of
 of securities       to be       offering price     offering        registration
to be registered   registered     per unit(1)       price(1)           fee
--------------------------------------------------------------------------------
Senior Debentures  $200,000,000      100%         $200,000,000       $50,000
================================================================================
(1) Estimated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.
                      ------------------------------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                Subject to Completion, Dated February ___, 2001
Prospectus

                                  $200,000,000

                               IES Utilities Inc.

                      % Series B Senior Debentures due 2011
                         ------------------------------

o We are a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy and the purchase, transportation, distribution and sale of natural gas.

o We are offering $200,000,000 of our unsecured senior debentures that will rank on parity with our other unsecured and unsubordinated debt.

o The senior debentures are due on _________. We will pay interest on the senior debentures twice per year, on __________ and __________ of each year, beginning on ____________, 2001.

o We may redeem the senior debentures at any time at our option, in whole or in part, at a redemption price equal to the sum of the principal amount of the senior debentures we redeem, accrued interest on that principal amount to the redemption date and the make-whole amount.

o The senior debentures will not be listed on any securities exchange or included in any automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                                  Per Senior Debenture   Total
                                                  --------------------   -----
Public offering price...........................            %             $
Underwriting discount...........................            %             $
Proceeds to us (before expenses)................            %             $

         Accrued interest, if any, from the date of issuance will be added to the public offering price set forth above. The proceeds to us do not deduct expenses of the offering that we must pay, which we estimate will be approximately $265,000.

         The senior debentures are offered by the several underwriters when, as and if delivered to and accepted by them subject to various prior conditions, including their right to reject orders in whole or in part. We expect that the senior debentures will be ready for delivery in book-entry form through The Depository Trust Company on or about ______________, 2001.
                         ------------------------------
                               Joint Lead Managers

Legg Mason Wood Walker                                       Merrill Lynch & Co.
               Incorporated
                         ------------------------------
Robert W. Baird & Co.
                         Utendahl Capital Partners, L.P.
                                                       Wachovia Securities, Inc.

                The date of this prospectus is ________________, 2001.

                               IES UTILITIES INC.

         We are an Iowa corporation, an operating public utility and a subsidiary of Alliant Energy Corporation. We generate, transmit, distribute and sell electric energy; purchase, transport, distribute and sell natural gas; and provide steam services. Our service area has an estimated population of 1,161,000, all within the State of Iowa.

         As of December 31, 2000, we furnished retail electric service to approximately 347,000 customers in 525 cities, villages and towns. We also supplied wholesale electric service to five customers. During the nine-month period ended September 30, 2000, we derived our electric operating revenues from the following types of customers:

         o        residential -  37%
         o        commercial -  28%
         o        industrial -  29%
         o        sales for resale -  4%
         o        other -  2%.

         The maximum net hourly peak load on our electric system in the year ended December 31, 2000 was 2,067 megawatts. At the time of the peak load on our system, we had the capacity to provide up to 2,143 megawatts of electricity, including 1,916 megawatts of generated capacity and 227 megawatts of purchased capacity under contract. During 2000, our net kilowatt-hour sources of electricity consisted of the following:

         o        coal and gas - 55%
         o        nuclear - 26%
         o        purchases - 18%
         o        other - 1%.

         As of December 31, 2000, we provided retail natural gas service to approximately 182,000 customers in 212 cities, villages and towns. During the nine-month period ended September 30, 2000, we derived our gas operating revenues from the following types of customers:

         o        residential - 60%
         o        commercial - 29%
         o        industrial - 8%
         o        transportation and other - 3%.

         We are subject to the jurisdiction of the Iowa Utilities Board with respect to various phases of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission. Our parent company, Alliant Energy Corporation, is a registered public utility holding company under the Public Utility Holding Company Act of 1935 and is subject to the requirements of that Act. We are also subject to some requirements of that Act.

         Our tariffs provide for subsequent adjustments to our electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Our purchased capacity costs are not recovered from electric customers through energy adjustment clauses. Recovery of these costs must be addressed in base rates in a formal rate proceeding.

         Our principal executive offices are located at Alliant Energy Tower, 200 First Street, SE, Cedar Rapids, Iowa 52401, and our telephone number is
(319) 398-4411.

Merger with Interstate Power Company

         On March 15, 2000, we entered into an agreement and plan of merger with Interstate Power Company. Interstate Power Company is also an operating public utility and a subsidiary of Alliant Energy. Interstate Power Company generates, transmits, distributes and sells electric energy and purchases, transports, distributes and sells natural gas in more than 10,000 square miles in the states of Iowa, Minnesota and Illinois.

         The merger agreement provides for:

         o        Interstate Power Company to merge with and into us;

         o        us to survive the merger; and

         o        our new name to be "Interstate Power and Light Company."

         We expect that the combined company will reduce corporate and administrative expenses by reducing systems costs related to redundant reporting requirements. In addition, we expect the combined company to realize savings by eliminating some redundant maintenance contracts.

         We expect the merger to qualify as a common control merger for accounting and financial reporting purposes. The accounting for a common control merger is similar to a pooling of interests. For accounting and financial reporting purposes, we will be treated as if we had always been combined with Interstate Power Company. The merger is intended to be tax-free for federal income tax purposes.

         The merger agreement has been approved by our board of directors and the board of directors of Interstate Power. The merger is still subject to the approval of the merger agreement by several federal and state regulatory agencies and by our preferred shareowners and by Interstate Power Company's preferred shareowners and its sole common shareowner, Alliant Energy, voting together as a single class. We and Interstate Power Company have each scheduled a special meeting of our respective shareowners to consider approval of the merger agreement on April 3, 2001. Alliant Energy beneficially owns 92.8% of the aggregate voting power of all Interstate Power Company shareowners and intends to vote for approval of the merger agreement. As a result, approval of the merger agreement by the Interstate Power Company shareowners is assured.

         If you would like more information about Interstate Power Company or the merger, then you should read our proxy statement/prospectus included in our registration statement on Form S-4/A, filed with the Securities and Exchange Commission on February 12, 2001. See "Where You Can Find More Information."

Recent Developments

         The following information for the year ended December 31, 2000 has been derived from our and Interstate Power Company's preliminary unaudited results of operations. See "Where You Can Find More Information."

         IES Utilities. Our earnings available for common stock increased 12.2% to $73.5 million on operating revenues of $876.0 million for the year ended December 31, 2000 compared to earnings available for common stock of $65.5 million on operating revenues of $800.7 million for the year ended December 31, 1999. Our operating income increased 3.9% to $167.8 million, or 19.2% of operating revenues, for the year ended December 31, 2000 compared to $161.5 million, or 20.2% of operating revenues, for the year ended December 31, 1999. The increase in our earnings available for common stock and our operating income was primarily due to reduced other operation and maintenance expenses, higher electric and gas margins and lower tax expense. Those changes were partially offset by higher depreciation and amortization expense. Higher interest income, largely due to a tax settlement realized in 2000, also contributed to the increase in earnings available for common stock.

         Interstate Power Company. Interstate Power Company's earnings available for common stock decreased 7.7% to $26.2 million on operating revenues of $358.0 million for the year ended December 31, 2000 compared to earnings available for common stock of $28.4 million on operating revenues of $342.1 million for the year ended December 31, 1999. Interstate Power Company's operating income decreased 7.5% to $56.8 million, or 15.9% of operating revenues, for the year ended December 31, 2000 compared to $61.4 million, or 17.9% of operating revenues, for the year ended December 31, 1999. The decrease in Interstate Power Company's earnings available for common stock and operating income was primarily due to increased other operation and maintenance expenses, higher depreciation and amortization expense and lower gas margin. Those changes were partially offset by higher electric margin. The changes' effect on earnings available for common stock was also partially offset by reduced income tax expense.

         Pro Forma. The pro forma combined earnings available for common stock of us and Interstate Power Company, giving effect to the proposed merger, increased 6.2% to $99.7 million on pro forma combined operating revenues of $1,234.0 million for the year ended December 31, 2000 compared to pro forma combined earnings available for common stock of $93.9 million on pro forma combined operating revenues of $1,142.8 million for the year ended December 31, 1999. Pro forma combined operating income increased 0.8% to $224.6 million, or 18.2% of pro forma combined operating revenues, for the year ended December 31, 2000 compared to $222.9 million, or 19.5% of pro forma combined operating revenues, for the year ended December 31, 1999.

                                 USE OF PROCEEDS

         We intend to use $81.6 million of the net proceeds from the sale of the senior debentures to repay our outstanding long-term indebtedness that matures at or prior to July 1, 2001 as it comes due. We intend to use the remaining proceeds to repay short-term indebtedness. As of January 31, 2001, we had $81.6 million in long-term debt outstanding that will mature at or prior to July 1, 2001 at a weighted-average annual interest rate of 8.73%. In addition, we had $108 million in short-term debt outstanding at a weighted bond equivalent yield rate of 6.37%. We will add any proceeds that we do not use for those purposes to our general funds and use them for general corporate purposes.

                                 CAPITALIZATION
                                                                 At September 30, 2000 (Unaudited)
                                                                 --------------------------------
                                                                                                  As Adjusted
                                                                          As Adjusted for         for Merger
                                                         Actual                Merger           and Offering(1)
                                                                       (Thousands of Dollars)

First Mortgage Bonds..........................      $    111,000            $    255,000        $    174,000
Collateral Trust Bonds........................           234,400                 234,400             234,400
Pollution Control Obligations.................            22,900                  52,050              51,490
Senior Debentures.............................           135,000                 135,000             335,000
Subordinated Deferrable Interest
  Debentures..................................            50,000                  50,000              50,000
Unamortized Debt Premium and
  (Discount), net.............................            (2,032)                 (4,804)             (4,804)
Preferred Stock with Mandatory
   Redemption.................................                --                  24,650              24,650
Preferred Stock without Mandatory
   Redemption.................................            18,320                  29,139              29,139
Common Shareowners' Investment................           580,786                 808,883             808,883
                                                    ------------            ------------        ------------
    Total.....................................      $  1,150,374            $  1,584,318        $  1,702,758
                                                    ============            ============        ============
---------------
(1)   We have adjusted these numbers to show the effects of the issuance of the senior debentures and the application of the net proceeds as we describe under "Use of Proceeds."

                          SUMMARY FINANCIAL INFORMATION

Historical IES Utilities Information

         We have set forth below summary financial information about us for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999, 1998 and 1997. We derived the information set forth below from our consolidated financial statements and related notes. You should read the following information in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes, which are incorporated into this prospectus by reference. See "Where You Can Find More Information."

                                                       Nine Months
                                                   Ended September 30,                       Year Ended
                                                        (Unaudited)                         December 31,
                                                 --------------------------         --------------------
                                                    2000          1999           1999           1998           1997
                                                    ----          ----           ----           ----           ----
                                                                         (Thousands of Dollars)
Income Statement Data:
   Operating Revenues......................    $  624,999    $  608,386     $  800,696     $  806,930     $  813,978
   Operating Income........................    $  133,822    $  132,355     $  161,499     $  154,996     $  153,770
   Earnings Available for Common Stock.....    $   59,331    $   56,293     $   65,532     $   60,996     $   57,879

Balance Sheet Data at End of Period:
   Total Assets............................    $1,756,243    $1,740,586     $1,755,808     $1,788,978     $1,768,929

Historical Interstate Power Company Information

         We have set forth below summary financial information about Interstate Power Company for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999, 1998 and 1997. We derived the information set forth below from Interstate Power Company's financial statements and related notes. You should read the following information in conjunction with Interstate Power Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and its financial statements and related notes, which are incorporated into this prospectus by reference. See "Where You Can Find More Information."

                                                        Nine Months
                                                   Ended September 30,                       Year Ended
                                                        (Unaudited)                         December 31,
                                                 --------------------------          -------------------
                                                    2000           1999           1999            1998          1997
                                                    ----           ----           ----            ----          ----
                                                                         (Thousands of Dollars)
Income Statement Data:
   Operating Revenues......................    $  261,138    $  264,904    $   342,105     $  355,889     $  331,847
   Operating Income........................    $   47,778    $   50,283    $    61,363     $   45,490     $   55,500
   Earnings Available for Common Stock.....    $   19,902    $   23,471    $    28,364     $   16,282     $   26,698

Balance Sheet Data at End of Period:
   Total Assets............................    $  675,106    $  650,887    $   662,184     $  657,363     $  643,447

Unaudited Pro Forma Combined Information

         We have set forth below unaudited summary pro forma combined financial information that combines the historical balance sheets and statements of income of us and Interstate Power Company, giving effect to the proposed merger. We derived the information set forth below from the consolidated financial statements and related notes of us and Interstate Power Company. The unaudited pro forma combined income statement information gives effect to the proposed merger as if it had occurred on January 1, 1999. The unaudited pro forma combined balance sheet information gives effect to the proposed merger as if it had occurred on September 30, 2000. You should read the following information in conjunction with the unaudited pro forma combined financial statements and related notes, which are incorporated into this prospectus by reference. See "Where You Can Find More Information."

                                                     Nine Months
                                                  Ended September 30,
                                                     (Unaudited)                     Year Ended
                                                  2000           1999             December 31, 1999
                                                  ----           ----             -----------------
                                                              (Thousands of Dollars)
Income Statement Data:
   Operating Revenues......................   $   886,137   $   873,290              $  1,142,801
   Operating Income........................   $   181,600   $   182,638              $    222,862
   Earnings Available for Common Stock.....   $    79,233   $    79,764              $     93,896

Balance Sheet Data at End of Period:
   Total Assets............................   $ 2,431,302


                       RATIOS OF EARNINGS TO FIXED CHARGES

         The following table sets forth our ratios of earnings to fixed charges for the periods presented:

                         Nine Months Ended
                         September 30, 2000                           Year Ended December 31,
                         ------------------      ------------------------------------------------------------------
                                                     1999         1998         1997         1996         1995
                                                     ----         ----         ----         ----         ----
    IES Utilities              3.46x                 3.08x        2.83x        2.77x        3.23x        3.04x
    Interstate Power           4.01x                 4.22x        2.96x        3.90x        3.75x        3.69x
    Pro Forma Combined         3.59x                 3.33x        2.86x        3.02x        3.37x        3.21x

When we computed the ratios of earnings to fixed charges, we calculated earnings by adding net income plus income taxes, plus interest expense, plus an estimate of the interest component of rent expense. Fixed charges represent interest expense and the estimated interest component of rent expense.

                      DESCRIPTION OF THE SENIOR DEBENTURES

General

         The ______% Series B Senior Debentures due 2011 offered in this prospectus constitute our unsecured general obligations, and they will rank on a parity with all of our other unsecured and unsubordinated debt. We will issue the senior debentures as a separate series of securities under the indenture, dated as of August 1, 1997, between us and Bank One Trust Company, National Association, as successor to The First National Bank of Chicago, as trustee. The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we can issue under it, and provides that we may issue securities from time to time in one or more series pursuant to the terms of one or more supplemental indentures, board resolutions or officers' certificates creating the series. The indenture also does not limit the total amount of debt that we can incur under other instruments. As of the date of this prospectus, we had $135.0 million of securities outstanding under the indenture, consisting solely of our 6 5/8% Series A Senior Debentures due 2009. The indenture does not limit our ability to issue additional first mortgage bonds. It also does not give holders of the senior debentures protection in the event we engage in a highly leveraged or other transaction that may adversely affect holders of the senior debentures.

         Our indentures and deeds of trust securing our first mortgage bonds are direct first mortgage liens upon substantially all of our tangible public utility property. Our indentures and deeds of trust securing our collateral trust bonds are direct second liens on substantially all of our tangible public utility property while our first mortgage bonds remain outstanding. As of the date of this prospectus, we had $111.0 million of first mortgage bonds and $234.4 million of collateral trust bonds outstanding. In addition, as of the date of this prospectus, Interstate Power Company had $144.0 million of first mortgage bonds outstanding. If we complete the proposed merger, then the Interstate Power first mortgage bonds will become our obligation and the related indenture will also be a lien on substantially all of our tangible public utility property. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds and collateral trust bonds could use the collateral property to satisfy our obligations under the first mortgage bonds and collateral trust bonds before holders of unsecured debt securities, including the senior debentures, would receive any payments.

         We have summarized below various provisions of the indenture and the senior debentures. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. We have filed the indenture as an exhibit to the registration statement, and we incorporate the indenture by reference into this prospectus. See "Where You Can Find More Information." We qualify the discussion below in its entirety by reference to all of the provisions of the indenture and all supplemental indentures, board resolutions or officers' certificates relating thereto.

Maturity and Interest

         We are offering the senior debentures in the aggregate principal amount of $200 million. The senior debentures will mature on __________, 2011. Each senior debenture will bear interest from __________, 2001 or from and including the most recent interest payment date to which we have paid interest, at the rate of ____% per year. We will pay interest twice per year, on ______ and ______, commencing __________, 2001, to the persons in whose names the senior debentures are registered at the close of business (1) on the business day prior to each interest payment date if the senior debentures remain in book-entry only form or (2) on the fifteenth calendar day before each interest payment date if the senior debentures do not remain in book-entry only form.

Redemption Prior to Maturity

         We may redeem the senior debentures at any time at our option, in whole or in part, at a redemption price equal to the sum of the principal amount of the senior debentures we redeem, accrued interest on that principal amount to the redemption date and the make-whole amount, if any, with respect to those senior debentures. This sum is referred to as the redemption price.

         "Make-whole amount" means, in connection with the optional redemption, the excess, if any, of:

         o the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the reinvestment rate, as determined on the third business day preceding the date that notice of the redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over

         o the aggregate principal amount of the senior debentures being redeemed.

         "Reinvestment rate" means 0.25% plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the statistical release under the caption "Treasury Constant Maturities" for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity will be calculated pursuant to the immediately preceding sentence and the reinvestment rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For purposes of calculating the reinvestment rate, the most recent statistical release published prior to the date of determination of the make-whole amount will be used.

         "Statistical release" means the statistical release designated "K.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by us.

         No sinking fund will be established for the benefit of the senior debentures.

Limitations on Liens

         The covenant we describe below is the only restrictive covenant that applies to the senior debentures. If we issue additional series of securities under the indenture in the future, those series may or may not have different covenants. Most obligations we have under the indenture and the senior debentures are subject to termination if we exercise our defeasance rights, which we describe below under "Defeasance."

         The indenture provides generally that, as long as any securities of any series to which this limitation applies, including the senior debentures, remain outstanding, we will not, and will not permit any of our subsidiaries to, create or allow to be created or to exist any lien on any of our properties or assets to secure any indebtedness, without making effective a provision that makes the senior debentures and the other securities of any series to which this limitation applies equally and ratably secured with or prior to all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

         o the indentures and deeds of trust securing our first mortgage bonds or collateral bonds;

         o liens on property that existed when we acquired or built the property or were created within one year after that time;

         o liens on property that secure payment of all or a part of the purchase price or construction cost of the property, including the extension of any such liens to repairs or improvements made on the property;

         o any extensions, renewals or replacements of liens permitted by the above-listed items;

         o the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items; or

         o        "Permitted Liens," which include, among several other things:

                  * the pledge or assignment in the ordinary course of business of electricity, gas or steam accounts receivable or customers' installment paper; and

                  * liens not otherwise permitted if, at the time we incur the lien and after giving effect to the lien, the aggregate of all obligations secured by the lien does not exceed 10% of our tangible net worth, as defined in the indenture.

         This restriction does not limit our ability to enter into sale and leaseback transactions with respect to any of our property. Also, this restriction will not apply to or prevent the creation or existence of leases we enter into, or existing on property we acquire, in the ordinary course of our business.

Consolidations, Mergers and Purchases of Assets

         The indenture also provides that we will not consolidate with or merge into any other corporation, or sell all or substantially all of our assets to any other person unless:

         o the continuing corporation or the purchaser of assets, as the case may be, will be an entity organized and existing under the laws of the United States, any state or the District of Columbia, and the entity will expressly assume the payment of the principal of and interest on all the securities issued under the indenture and the performance and observance of all of our covenants and conditions under the indenture by executing a supplemental indenture satisfactory to the trustee;

         o the entity will not, immediately after the consolidation, merger or sale of assets, be in default in the performance of any covenant or condition of the indenture; and

         o after giving effect to the transaction, no event which, after notice or lapse of time, would become a default under the indenture will have occurred or be continuing.

         The indenture further provides that our successor will be substituted for us, after which all of our obligations under the indenture and our obligations with respect to the senior debentures will terminate.

         Because we will be the surviving corporation in the proposed merger with Interstate Power Company, the above provision will not apply to that merger.

Defaults and Remedies

         Each of the following will be an event of default with respect to the senior debentures:

         o default for 60 days in the payment of any interest on the senior debentures;

         o default for 10 days in the payment of principal of the senior debentures;

         o default in the performance of any of our other agreements in the indenture and the default continues for 60 days after we receive notice of the default from the trustee or the holders of at least 33% in principal amount of the senior debentures; or

         o        specified events in bankruptcy, insolvency or reorganization.

         If an event of default with respect to the senior debentures occurs and is continuing, then either the trustee or the holders of at least 33% in principal amount of the senior debentures can declare the principal of, and all unpaid interest on, the senior debentures to be immediately due and payable.

         The trustee can require that it be indemnified before it enforces the indenture or the senior debentures. Subject to some limitations, holders of a majority in principal amount of the senior debentures can direct the trustee in its exercise of any trust or power. The trustee does not have to give you notice of any continuing default, except a default in payment of principal or interest, if it in good faith determines that withholding notice is in your interest. We are required to give the trustee a brief certificate certifying as to our compliance with all conditions and covenants under the indenture at least once a year.

         The indenture does not have a cross-default provision. That means that if we default on any other debt, that default will not constitute an event of default under the indenture. A default on other series of securities under the indenture will not necessarily result in an event of default with respect to the senior debentures offered hereby.

Amendments and Waivers

         Waivers. The holders of not less than a majority in principal amount of the senior debentures can waive any existing default and its consequences under the senior debentures or the indenture. However, holders cannot waive a default in the payment of the principal of, or interest on, the senior debentures or a default in respect of a provision we describe in the paragraph that follows; these defaults cannot be modified or amended without the consent of each holder of the senior debentures.

         Amendments with Consent. With the consent of the holders of not less than a majority in aggregate principal amount of the senior debentures, we and the trustee can enter into supplemental indentures to amend or modify the indenture or the senior debentures, if those amendments do not affect any other series of securities we issued under the indenture. However, we cannot make modifications or amendments without the consent of all of the holders of the senior debentures if those amendments or modifications would:

         o change the stated maturity, reduce the principal amount of, or reduce the rate of interest on, the senior debentures;

         o change the coin or currency in which we must pay principal of, and interest on, the senior debentures;

         o impair the right to institute suit for the enforcement of any payment of principal of, or interest on, the senior debentures after the due date of the payment;

         o reduce the amount of senior debentures whose holders must consent to an amendment or waiver of the provisions of the indenture or the senior debentures; or

         o make certain modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above.

         We cannot enter into supplemental indentures to amend or modify the indenture in ways that affect other series of securities we issued under the indenture without the consent of the holders of not less than a majority in aggregate principal amount of all securities issued under the indenture that will be affected by the amendment, voting together as one class. Furthermore, if any amendment or modification would have any of the effects described in the previous paragraph, and would affect more than one series of securities issued under the indenture, then we cannot make the amendment or modification without the consent of all of the holders of the securities issued under the indenture that would be affected by them.

         Amendments without Consent. We and the trustee can also enter into supplemental indentures to amend or modify the indenture or the senior debentures without the consent of any holders of the senior debentures. We can only do so if those amendments or modifications would have certain purposes, including:

         o showing that another person has succeeded us and assumed our obligations under the covenants of the indenture and the senior debentures;

         o adding to our covenants under the indenture for the benefit of all holders of securities under the indenture or surrender any right or power we have under the indenture;

         o adding to, changing or eliminating any of the provisions of the indenture in respect of the senior debentures, but only if the change does not adversely affect the rights of the holders of the securities under the indenture in any material respect;

         o        establishing the form or terms of securities of any series;

         o evidencing the appointment of a successor trustee or a change in any of the provisions of the indenture to facilitate administration by more than one trustee; or

         o making clarifying changes to ambiguous, incorrect or inconsistent language in the indenture or the senior debentures that do not adversely affect the rights of the holders of the securities under the indenture in any material respect.

Defeasance

         The indenture provides that we can at any time terminate almost all of our obligations with respect to the senior debentures and the indenture. We cannot, however, terminate some obligations, including our obligations to register the transfer or exchange of the senior debentures, replace mutilated, destroyed, lost or stolen senior debentures, to maintain agencies in respect of the senior debentures and hold moneys for payment in trust.

         If we desire to exercise our option to satisfy and discharge our obligations under the indenture (a defeasance), then we must deposit in trust with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the senior debentures as well as the interest on the senior debentures to maturity. We must also comply with some other conditions. In particular, we must obtain:

         o an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the senior debentures for federal income tax purposes;

         o an opinion of counsel that any U.S. government obligations that we deposit in trust meet the requirements of U.S. government obligations set forth in the indenture; and

         o an opinion of a nationally recognized independent public accountant to the effect that we have deposited with the trustee money or U.S. government obligations sufficient to pay the outstanding principal amount of the senior debentures as well as the interest on the senior debentures to maturity.

When we refer to "U.S. government obligations," we refer to direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in those obligations.

The Trustee

         Bank One Trust Company, National Association will act as trustee, registrar, transfer agent and paying agent for the senior debentures. We can remove the trustee with or without cause so long as no event which is, or after notice or lapse of time would become, an event of default shall have occurred and be continuing.

         We and certain of our affiliates maintain banking and other business relationships in the ordinary course of business with the trustee and its affiliates. In addition, the trustee and certain of its affiliates may serve as trustee for other securities issued by us or by our affiliates.

         To the extent provided in the indenture, the trustee will have a prior claim on amounts held by it under the indenture for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of some covenants in the indenture.

Book-Entry Delivery and Settlement

         We will issue the senior debentures in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

         DTC has advised us that:

         o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

         o DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

         o direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

         o DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

         o access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

         o the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

         We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

         We expect that under procedures established by DTC:

o upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

o ownership of the senior debentures will be shown on, and the transfer of ownership of the senior debentures will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

         The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

         So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the senior debentures represented by that global security for all purposes under the indenture and under the senior debentures. Except as described below, owners of beneficial interests in a global security will not be entitled to have senior debentures represented by that global security registered in their names, will not receive or be entitled to receive the senior debentures in the form of a physical certificate and will not be considered the owners or holders of the senior debentures under the indenture or under the senior debentures, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC's procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of senior debentures under the indenture or the global security.

         Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's records relating to the senior debentures or relating to payments made by DTC on account of the senior debentures, or any responsibility to maintain, supervise or review any of DTC's records relating to the senior debentures.

         We will make payments on the senior debentures represented by the global securities to DTC or its nominee, as the registered owner of the senior debentures. We expect that when DTC or its nominee receives any payment on the senior debentures represented by a global security, DTC will credit participants' accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC's records. We also expect that payments by DTC's participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC's participants will be responsible for those payments.

         Payments on the senior debentures represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC's rules and will be settled in immediately available funds.

Certificated Senior Debentures

         We will issue certificated senior debentures to each person that DTC identifies as the beneficial owner of senior debentures represented by the global securities upon surrender by DTC of the global securities only if:

         o DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

         o an event of default with respect to the senior debentures has occurred and is continuing; or

         o we decide not to have the senior debentures represented by a global security.

         Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related senior debentures. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the senior debentures to be issued.

                                  UNDERWRITING

         We have entered into an underwriting agreement with the underwriters named below, for whom Legg Mason Wood Walker, Incorporated is acting as representative. Under the terms and subject to the conditions of the underwriting agreement, we have agreed to sell to each of the underwriters, and each of the underwriters has agreed to purchase, severally and not jointly, the principal amount of senior debentures shown opposite its name below:

                                      Underwriters              Principal Amount

         Legg Mason Wood Walker, Incorporated.................     $
         Merrill Lynch, Pierce, Fenner & Smith Incorporated...
         Robert W. Baird & Co. Incorporated...................
         Utendahl Capital Partners, L.P.......................
         Wachovia Securities, Inc.............................
                                                                   -------------
         Total................................................     $ 200,000,000
                                                                   =============

         Under the terms of the underwriting agreement, the underwriters must purchase all of the senior debentures if they purchase any of them. The underwriters will pay us the public offering price less the underwriting discount specified on the cover of this prospectus. We estimate that we will incur approximately $265,000 of expenses, not including the underwriting discount, in connection with the offering of the senior debentures.

         The underwriters plan to offer the senior debentures directly to retail purchasers at the public offering price and to some securities dealers at the public offering price less a selling concession of __% of the principal amount of the senior debentures. The underwriters may allow, and these selected dealers may reallow, a concession that will not exceed __% of the principal amount of the senior debentures on sales to other brokers and dealers. After the initial offering of the senior debentures to the public, the underwriters may change the public offering price and other selling terms.

         We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

         The underwriters have advised us that one or more of them currently intend to make a market in the senior debentures. However, they are not obligated to do so and may discontinue making a market at any time without notice. We do not intend to list the senior debentures on any securities exchange or for quotation through any national quotation system. Accordingly, we cannot assure you that there will be adequate liquidity or an adequate trading market for the senior debentures.

         In connection with the offering of the senior debentures, the underwriters may engage in transactions that stabilize the price of the senior debentures. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the senior debentures. In general, the purchase of a security for the purpose of stabilization could cause the price of that security to be higher than it might otherwise be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the effect that transactions of the type described above may have on the price of the senior debentures. In addition, if the underwriters do engage in these types of transactions, they may discontinue them at any time without notice.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and at regional SEC offices in Chicago, Illinois and New York, New York. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

         We are "incorporating by reference" specified documents that we file with the SEC, which contain important business and financial information not included in or delivered with this prospectus. "Incorporating by reference" means:

         o        incorporated documents are considered part of this prospectus;

         o we are disclosing important information to you by referring you to those documents; and

         o information we file with the SEC will automatically update and supersede information contained in this prospectus.

         We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the completion of the offering:

         o our Annual Report on Form 10-K for the year ended December 31, 1999;

         o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

         o our Proxy Statement/Prospectus included in our Registration Statement on Form S-4/A filed with the SEC on February 12, 2001, which became effective on February 13, 2001; and

         o        our Current Report on Form 8-K dated February 20, 2001.

         You may request a copy of any of these filings (including exhibits), at no cost, by writing to Edward M. Gleason, Vice President - Treasurer and Corporate Secretary, IES Utilities Inc., 222 West Washington Avenue, Madison, Wisconsin 53703, or by calling Mr. Gleason at (608) 252-3311.

                           FORWARD-LOOKING STATEMENTS

         This prospectus (including the information we incorporate by reference) contains forward-looking statements that are not of historical fact and are statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. From time to time, we may make other forward-looking statements within the meaning of the federal securities laws that involve judgments, assumptions and other uncertainties beyond our control. These forward-looking statements may include, among others, statements concerning revenue and cost trends, cost recovery, cost reduction strategies and anticipated outcomes, pricing strategies, changes in the utility industry, planned capital expenditures, financing needs and availability, statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar comments concerning matters that are not historical facts. You are cautioned that these statements are not a guarantee of future performance and that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include:

         o        weather effects on sales and revenues;

         o        competitive factors;

         o        general economic conditions in the relevant service territory;

         o federal and state regulatory or government actions, including issues associated with the deregulation of the utility industry and the setting of rates;

         o        unanticipated construction and acquisition expenditures;

         o        issues related to stranded costs and their recovery;

         o unanticipated issues related to the supply of purchased electricity and price thereof;

         o        the operations of our nuclear facility;

         o unanticipated costs associated with certain environmental remediation efforts we are undertaking;

         o        technological developments;

         o employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

         o        changes in the rate of inflation.


                                 LEGAL OPINIONS

         Kent M. Ragsdale, our Managing Attorney, and Foley & Lardner, Milwaukee, Wisconsin, will issue opinions with respect to the legality of the senior debentures and certain other legal matters with respect to the senior debentures. Pillsbury Winthrop LLP, New York, New York, will issue an opinion to the underwriters about certain legal matters with respect to the senior debentures. Foley & Lardner and Pillsbury Winthrop LLP will rely on the opinion of Mr. Ragsdale for all matters pertaining to Iowa corporate law.

                                     EXPERTS

         Our financial statements and schedules at December 31, 1999 and 1998 and for each of the three years in the period ending December 31, 1999 and the financial statements and schedules of Interstate Power Company at December 31, 1999 and 1998 and for each of the two years in the period ending December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements and schedules of Interstate Power Company for the year ending December 31, 1997 incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent public auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of Deloitte & Touche LLP as experts in accounting and auditing in giving said reports.

================================================================================

You should rely only on the information
contained or incorporated by reference                  $200,000,000
in this prospectus or to which we have
referred you. We have not authorized any             IES Utilities Inc.
other person to provide you with
different information. This prospectus                % Series B Senior
may only be used where it is legal to                Debentures due 2011
sell these securities. You should assume
that the information contained or
incorporated by reference in this
prospectus is accurate as of the date on               February , 2001
the front cover of this prospectus only.
Our business, financial condition,
results of operations and prospects may
have changed since that date.


                                                 --------------------------
                                                       PROSPECTUS
                                                 --------------------------



---------------------------
                                                        February   , 2001
TABLE OF CONTENTS

                                    Page
                                    ----
IES Utilities Inc.                     1
Use of Proceeds                        4
Capitalization                         4           Legg Mason Wood Walker
Summary Financial Information          5                Incorporated
Ratios of Earnings to Fixed Charges    6             Merrill Lynch & Co.
Description of the Senior Debentures   7            Robert W. Baird & Co.
Underwriting                          15       Utendahl Capital Partners, L.P.
Where You Can Find More Information   16          Wachovia Securities, Inc.
Forward-Looking Statements            16
Legal Opinions                        17
Experts                               17

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting and other discounts and commissions, are, subject to future contingencies, estimated to be as follows:

     Securities and Exchange Commission Registration Fee......    $  50,000
     Printing Expenses........................................       25,000
     Fees of Rating Agencies..................................       80,000
     Trustee Fees and Expenses................................        3,000
     Accounting Fees and Expenses.............................       40,000
     Legal Fees and Expenses..................................       60,000
     Blue Sky Fees and Expenses...............................        5,000
     Miscellaneous Expenses...................................        2,000
                                                                   --------

          Total..........................................         $ 265,000
                                                                  =========

Item 15. Indemnification of Directors and Officers.

         Section 490.851 of the Iowa Business Corporations Act ("IBCA") grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against liabilities for certain of their acts. The Registrant's Amended and Restated Articles of Incorporation state that the Registrant may, but is not required to, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted and incurred against such person in any such capacity or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions thereof. Section 8.1 of the Registrant's Bylaws, as amended, permits the Registrant to maintain such insurance and further provides that the Registrant shall indemnify directors and officers of the Registrant to the full extent permitted by the IBCA and advance any and all reasonable expenses incurred in any proceeding to which any such director or officer is a party because he or she is or was a director or officer.

         Section 490.832 of the IBCA grants corporations organized thereunder, such as the Registrant, the authority to adopt a provision in their respective articles of incorporation eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or to its shareowners for monetary damages for certain breaches of fiduciary duty as a director. The Registrant's Amended and Restated Articles of Incorporation eliminates the personal liability of each director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its shareowners, (ii) for acts or omissions not in good faith or which involve any intentional misconduct or knowing violation of the law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) under Section 490.833 of the IBCA relating to liability for unlawful distribution.

         The foregoing statements are subject to the detailed provisions of Sections 490.832, 490.833 and 490.851 of the IBCA, the Amended and Restated Articles of Incorporation of the Registrant and Section 8.1 of the Bylaws, as amended, of the Registrant, as applicable and should be read in conjunction therewith for a more full understanding of their effect on the Registrant.

         The indemnification provided by the Registrant is not exclusive of any other rights to which a director or officer of the Registrant may be entitled. The Registrant also carries directors' and officers' liability insurance. The Registrant's directors' and officers' insurance policies are designed to reimburse the Registrant for any payments made by it pursuant to the foregoing indemnification provisions.

Item 16. Exhibits.

         The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

         (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b)  The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on February 20, 2001.

                                      IES UTILITIES INC.


                                      By: /s/ Erroll B. Davis, Jr.
                                          ------------------------------------
                                          Erroll B. Davis, Jr.
                                          Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                    Title                         Date
        ---------                    -----                         ----

/s/ Erroll B. Davis, Jr.       Chairman, Chief Executive       February 20, 2001
---------------------------    Officer and Director
Erroll B. Davis, Jr.           (Principal Executive Officer)


/s/ Thomas M. Walker           Executive Vice President and    February 20, 2001
---------------------------    Chief Financial Officer
Thomas M. Walker               (Principal Financial
                               Officer)


/s/ John E. Kratchmer          Corporate Controller and Chief  February 20, 2001
---------------------------    Accounting Officer (Principal
John E. Kratchmer              Accounting Officer)


                  *            Director                        February 20, 2001
---------------------------
Alan B. Arends


                  *            Director                        February 20, 2001
---------------------------
Jack B. Evans


                  *            Director                        February 20, 2001
---------------------------
Rockne G. Flowers


                  *            Director                        February 20, 2001
---------------------------
Joyce L. Hanes


         *                     Director                        February 20, 2001
---------------------------
Lee Liu


         *                     Director                        February 20, 2001
---------------------------
Katharine C. Lyall


         *                     Director                        February 20, 2001
---------------------------
Arnold M. Nemirow


         *                     Director                        February 20, 2001
---------------------------
Milton E. Neshek

        Signature                    Title                         Date
        ---------                    -----                         ----


         *                     Director                        February 20, 2001
---------------------------
David A. Perdue


         *                     Director                        February 20, 2001
---------------------------
Judith D. Pyle


         *                     Director                        February 20, 2001
---------------------------
Robert W. Schlutz


         *                     Director                        February 20, 2001
---------------------------
Wayne H. Stoppelmoor


         *                     Director                        February 20, 2001
---------------------------
Anthony R. Weiler


*By:     /s/ Erroll B. Davis, Jr.
         ------------------------
         Erroll B. Davis, Jr.
         Attorney-in-fact


Pursuant to Transaction Requirement B.2 of Form S-3, the Registrant reasonably believes that the security rating to be assigned to the securities registered hereunder will make the securities "investment grade securities" prior to sale.

                                  EXHIBIT INDEX

Exhibit Number                   Description of Document
--------------                   -----------------------

(1)      Form of Underwriting Agreement

(4.1) Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, between IES Utilities Inc. ("IESU") (formerly Iowa Electric Light and Power Company ("IE")) and Bank One Trust Company, National Association, as successor to The First National Bank of Chicago, as Trustee (Mortgage) (incorporated by reference to Exhibit 4(c) to IESU's Form 10-Q for the quarter ended September 30, 1993), and the indentures supplemental thereto dated, respectively, October 1, 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 [Exhibit 4(d) in IESU's Form 10-Q dated November 12, 1993, Exhibit 4(e) in IESU's Form 10-Q dated November 12, 1993, Exhibit 4(b) in IESU's Form 10-Q dated May 12, 1995, Exhibit 4(c)(i) in IESU's Form 8-K dated September 19, 1996 and Exhibit 4(a) in IESU's Form 10-Q dated May 14, 1997]

(4.2) Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940, between IESU (formerly IE) and Bank One Trust Company, National Association, as successor to The First National Bank of Chicago, Trustee (1940 Indenture) [incorporated by reference to Exhibit 2(a) to IESU's Registration Statement, File No. 2-25347], and the indentures supplemental thereto dated, respectively, March 1, 1941, July 15, 1942, August 2, 1943, August 10, 1944, November 10, 1944, August 8, 1945,
         July 1, 1946, July 1, 1947, December 15, 1948, November 1, 1949,
         November 10, 1950, October 1, 1951, March 1, 1952, November 5, 1952,
         February 1, 1953, May 1, 1953, November 3, 1953, November 8, 1954,
         January 1, 1955, November 1, 1955, November 9, 1956, November 6, 1957, November 4, 1958, November 3, 1959, November 1, 1960, January 1, 1961, November 7, 1961, November 6, 1962, November 5, 1963, November 4, 1964, November 2, 1965, September 1, 1966, November 30, 1966, November 7, 1967, November 5, 1968, November 1, 1969, December 1, 1970, November 2, 1971, May 1, 1972, November 7, 1972, November 7, 1973, September 10,
         1974, November 5, 1975, July 1, 1976, November 1, 1976, December 1, 1977, November 1, 1978, December 1, 1979, November 1, 1981, December 1, 1980, December 1, 1982, December 1, 1983, December 1, 1984, March 1, 1985, March 1, 1988, October 1, 1988, May 1, 1991, March 1, 1992,
         October 1, 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 [Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 4.10 in IESU's Form 10-K for the year 1966, Exhibit 4.10 in IESU's Form 10-K for the year 1966, Exhibit 4.10 in IESU's Form 10-K for the year 1967, Exhibit 4.10 in IESU's Form 10-K for the year 1968, Exhibit 4.10 in IESU's Form 10-K for the year 1969, Exhibit 1 in IESU's Form 8-K dated December 1970,
         Exhibit 2(g) in File No. 2-43131, Exhibit 1 in IESU's Form 8-K dated May 1972, Exhibit 2(i) in File No. 2-56078, Exhibit 2(j) in File No. 2-56078, Exhibit 2(k) in File No. 2-56078, Exhibit 2(l) in File No. 2-56078, Exhibit 1 in IESU's Form 8-K dated July 1976, Exhibit 1 in IESU's Form 8-K dated December 1976, Exhibit 2(o) in File No. 2-60040,
         Exhibit 1 in IESU's Form 10-Q dated June 30, 1979, Exhibit 2(q) in Form S-16 in File No. 2-65996, Exhibit 2 in IESU's Form 10-Q dated March 31, 1982, Exhibit 4(s) in IESU's Form 10-K for the year 1981, Exhibit 4(t) in IESU's Form 10-K for the year 1982, Exhibit 4(u) in IESU's Form 10-K for the year 1983, Exhibit 4(v) in IESU's Form 10-K for the year 1984,
         Exhibit 4(w) in IESU's Form 10-K for the year 1984, Exhibit 4(b) in

                                  EXHIBIT INDEX

Exhibit Number                   Description of Document
--------------                   -----------------------

         IESU's Form 10-Q dated May 12, 1998, Exhibit 4(c) in IESU's Form 10-Q dated November 10, 1988, Exhibit 4(d) in IESU's Form 10-Q dated August 13, 1991, Exhibit 4(c) in IESU's Form 10-K for the year 1991, Exhibit 4(a) in IESU's Form 10-Q dated November 12, 1993, Exhibit 4(b) in IESU's Form 10-Q dated November 12, 1993, Exhibit 4(a) in IESU's Form 10-Q dated May 12, 1995, Exhibit 4(f) in IESU's Form 8-K dated September 19, 1996 and Exhibit 4(b) in IESU's Form 10-Q dated May 14, 1997]

(4.3) Indenture of Deed of Trust dated as of February 1, 1923, between IESU (successor to Iowa Southern Utilities Company ("IS") as result of merger of IS and IE) and The Northern Trust Company (The First National Bank of Chicago, successor) and Harold H. Rockwell (Richard D. Manella, successor), as Trustees (1923 Indenture) [incorporated by reference to Exhibit B-1 to File No. 2-1719], and the indentures supplemental thereto dated, respectively, May 1, 1940, May 2, 1940, October 1, 1945, October 2, 1945, January 1, 1948, September 1, 1950, February 1, 1953, October 2, 1953, August 1, 1957, September 1, 1962, June 1, 1967,
         February 1, 1973, February 1, 1975, July 1, 1975, September 2, 1975, March 10, 1976, February 1, 1977, January 1, 1978, March 1, 1979, March 1, 1980, May 31, 1986, July 1, 1991, September 1, 1992 and December 1,
         1994 [Exhibit B-1-k in File No. 2-4921, Exhibit B-1-1 in File No. 2-4921, Exhibit 7(m) in File No. 2-8053, Exhibit 7(n) in File No. 2-8053, Exhibit 7(o) in File No. 2-8053, Exhibit 4(e) in File No. 33-3995, Exhibit 4(b) in File No. 2-10543, Exhibit 4(q) in File No. 2-10543, Exhibit 2(b) in File No. 2-13496, Exhibit 2(b) in File No. 2-20667, Exhibit 2(b) in File No. 2-26478, Exhibit 2(b) in File No. 2-46530, Exhibit 2(aa) in File No. 2-53860, Exhibit 2(bb) in File No. 2-54285, Exhibit 2(bb) in File No. 2-57510, Exhibit 2(cc) in File No. 2-57510, Exhibit 2(ee) in File No. 2-60276, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849,
         Exhibit 4(g) in File No. 33-3995, Exhibit 4(h) in File No. 0-849,
         Exhibit 4(m) in File No. 0-849 and Exhibit 4(f) in File No. 0-4117-1]

(4.4) Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, between IESU and Bank One Trust Company, National Association, as successor to The First National Bank of Chicago, as Trustee (Subordinated Indenture) [incorporated by reference to Exhibit 4(i) to IESU's Amendment No. 1 to Registration Statement, File No. 33-62259]

(4.5) Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997, between IESU and Bank One Trust Company, National Association, as successor to The First National Bank of Chicago, as Trustee [incorporated by reference to Exhibit 4(j) to IESU's Registration Statement, File No. 333-32097]

(5) Opinion of Kent M. Ragsdale, IESU Managing Attorney (including consent of counsel)

(12.1)   Statement re: IESU computation of ratios of earnings to fixed charges

(12.2) Statement re: Interstate Power Company computation of ratios of earnings to fixed charges

(12.3) Statement re: Interstate Power Company and Light Company computation of ratios of earnings to fixed charges

(23.1)   Consent of Arthur Andersen LLP

(23.2)   Consent of Arthur Andersen LLP

(23.3)   Consent of Deloitte & Touche LLP

(23.4) Consent of Kent M. Ragsdale, IESU Managing Attorney (filed as part of Exhibit (5))

                                  EXHIBIT INDEX

Exhibit Number                   Description of Document
--------------                   -----------------------

(24)     Powers of Attorney

(25) Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Bank One Trust Company, National Association

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish to the SEC, upon request, any instrument defining the rights of holders of unregistered long-term debt not filed as an exhibit hereto. No such instrument authorizes securities in excess of 10% of the total assets of IESU.